[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 11, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Life Sciences

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Vesper Healthcare Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 31, 2020

File No. 001-39565

Dear Mr. Edwards:

We hereby submit the responses of Vesper Healthcare Acquisition Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 29, 2021 (the “Comment Letter”), providing the Staff’s comments with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy ”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Proxy Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy or the Amendment, as applicable.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1.	Please quantify HydraFacial’s net indebtedness as of a recent date. Please also quantify the amount of cash consideration and shares of Class A stock that will be issued in the business combination.

U.S. Securities and Exchange Commission

February 11, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amendment to quantify HydraFacial’s net indebtedness as of a recent date and the amount of cash consideration and shares of Class A stock that will be issued in the business combination.

Consideration to the HydraFacial Stockholders in the Business Combination, page 27

2.	Please clarify the Secondary Proceeds line item in table summarizing the estimated sources and uses for funding the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amendment by replacing the reference to “Secondary Proceeds” in the sources and uses table with a reference to “Cash Consideration.”

Reasons for the Approval of the Business Combination, page 37

3.

Please expand the disclosure to describe the basis for strong growth prospects and clarify whether your growth prospects refer to growth over and above recovery from COVID-19 pandemic impacts given the declining revenue in the nine month period ended September 30, 2020, compared to the prior year period.

Response: The Company has expanded the disclosure requested by the Staff on page 38 of the Amendment.

Risk Factors, page 42

4.

Please include a risk regarding HydraFacial’s history of net losses and that there is substantial doubt about its ability to continue as a going concern. Please describe the going concern opinion and how it impacts HydraFacial’s business operations.

Response: The Company has added the risk factor related to HydraFacial’s history of net losses requested by the Staff on page 64 of the Amendment. The Company respectfully advises the Staff that it does not believe it is appropriate to include a risk factor regarding HydraFacial’s ability to continue as a going concern because there is no going concern qualification in HydraFacial’s audit opinion, and management does not believe that there is currently substantial doubt about HydraFacial’s ability to continue as a going concern regardless of if the Business Combination is consummated or not. In the event that the Company were not able to meet its financial projections and comply with certain financial covenants in its credit agreement, there may be substantial doubt about the Company’s ability to continue as a going concern in the future. However, this scenario would only occur if the Business Combination were not to be consummated, which would not be relevant to the surviving company.

Unaudited Pro Forma Condensed Combined Financial Information, page 111

5.

We note that the Company will pay approximately $665 million to HydraFacial preferred and common stock shareholders, and for the repayment of their indebtedness and related PIK interest, under a no redemptions scenario. Please provide us your analysis of ASC 805-10-55-11, under a no redemptions scenario. As part of your analysis, describe how you evaluated the proportion of the transferred cash versus exchanged equity interests under a no redemptions scenario in your application of ASC 805-10-55-11 and 55-12.

U.S. Securities and Exchange Commission

February 11, 2021

Response: The Company respectfully advises the staff that the Company has identified LCP Edge Intermediate, Inc. and its subsidiaries (“HydraFacial”) as the accounting acquirer pursuant to the application of ASC 805-10.

Specifically, as it relates to the Company’s analysis of ASC 805-10-55-11 under a no redemption scenario and including shares subject to forfeiture under an “earn-out” arrangement, based on total merger consideration of $1,050.0 million, approximately (i) $665 million or 63% of cash will be paid to the HydraFacial Stockholders or used to pay down existing HydraFacial debt, and (ii) $385 million or 37%, will be settled in Class A Stock shares of the Company to the HydraFacial Stockholders.

ASC 805-10-55-11 states that “[i]n a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.” In this particular case, approximately 37%, including the earn out, of the $1,050.0 million merger consideration will be payable in Class A Shares under a no redemption scenario, which we consider to be a significant portion of the consideration to be transferred in connection with the transaction. Because the Business Combination contemplates a combination of both cash and stock as consideration, the other pertinent factors and circumstances identified in ASC 805-10-55-12 were also considered in determining the accounting acquirer.

Further, the Company does expect some level of redemptions, which will only increase the percentage of equity consideration in the overall deal, above the amounts noted in the preceding paragraphs. Any redemptions would decrease the cash consideration paid to the HydraFacial Stockholders and would increase the ownership percentage of the HydraFacial Stockholders in the post-combination company, as reflected in the maximum redemption scenario of the unaudited pro forma financial statements.

Therefore, we did not consider the transfer of cash as a determinative factor and the Company deemed it necessary to also consider the factors in ASC 805-10-55-12 through 55-13 in its analysis of the accounting acquirer as described in more detail in our response to #6 below.

6.	Please provide us a full analysis of the pertinent facts and circumstances, under a no redemptions scenario, related to the determination of acquirer under ASC 805-10-55-12.

Response: The Company respectfully advises the staff that we also considered ASC 805-10-55 12 through 13 in our determination of HydraFacial as the accounting acquirer. ASC 805-10-55-12 states that in a business combination effected by exchanging equity interests, “[ot]her pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests”. ASC 805-10-55-13 further states that “[t]he acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.” As a result, the Company considered the following factors under a no redemptions scenario related to its determination of the acquirer under ASC 805-10-55-12 described below:

U.S. Securities and Exchange Commission

February 11, 2021

(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis: The assumed shareholder ownership of the combined company upon the closing of the transaction is as follows under a no redemption scenario:

Holders	Share Count (millions)	Ownership %
Vesper public shareholders	46.0	37.24%
Vesper sponsors	11.5	9.31%
PIPE investors	35.0	28.33%
HydraFacial rollover equity	31.0	25.12%

Total	123.5	100%

The precombination group of HydraFacial owners will hold approximately 25.12% of the voting rights in the combined company, under a no redemption scenario. The precombination group of Vesper (public shareholders and sponsors) will collectively have approximately 46.55% of the voting rights in the combined company. The PIPE investors will collectively own approximately 28.33% of the voting rights in the combined company.

The current shareholders of Vesper consist of a widely dispersed group of public shareholders, both institutional and retail investors, holding in aggregate approximately 80%, and Vesper’s sponsors, holding in aggregate approximately 20%. Vesper’s public shareholders are not an organized group of individuals or entities and no single shareholder from Vespers’ current shareholder group is expected to own more than 9.31% of the combined company. No agreements or arrangements exist among Vesper’s wide shareholder base with respect to voting or control of the combined company.

U.S. Securities and Exchange Commission

February 11, 2021

Similarly, the Company believes that the investors that have agreed to subscribe for and purchase Company common stock (the “PIPE”) investors should be viewed as distinct investors apart from the Vesper public shareholders or others as i) the PIPE investors are committing to invest in the combined entity, and not Vesper absent a merger, ii) the PIPE investors are investing in HydraFacial’s ‘equity story’, iii) the PIPE investors consist of several institutional investors unrelated to the current Vesper shareholders, and iv) no single PIPE investor will own more than 10.7% of the combined company.

Accordingly, although in a no redemption scenario the current Vesper public shareholders may have the largest, collective ownership percentage in the combined company, the current Vesper public shareholders are comprised of disparate investors, and it does not appear that any ‘group’ unilaterally will control more than 50% of the voting rights as noted above due to the widely distributed nature of Vesper stock ownership and PIPE investors following the merger.

As discussed further below, in the no redemption scenario, the existing HydraFacial Stockholders will own 25.12% of the voting power, with the existing majority HydraFacial Stockholder having the largest voting interest in the combined Company equal to 23.6% of the outstanding shares. Accordingly, this criteria is not a decisive factor given the specific Company facts and circumstances, however the Company believes this factor points to HydraFacial as the accounting acquirer given the existing HydraFacial shareholders will retain the largest proportion of voting rights in the combined company.

(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Analysis: The Company believes this factor indicates that entities should consider the underlying stockholder groups of the post-Business Combination company to determine if a large minority voting interest exists when no organized group of stockholders has obtained control over the combined entity. In the no redemption scenario, the largest existing shareholder of HydraFacial will have the largest voting interest in the combined Company equal to 23.6% of the outstanding shares. The next largest percentage of voting interests will be an independent PIPE investor, who will own 10.7% of the outstanding shares. Accordingly, the Company believes the current HydraFacial shareholders will have the largest voting influence over the post-Business Combination company by a significant margin. The Company believes this factor strongly points towards HydraFacial being the accounting acquirer.

(c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Analysis: Upon closing of the transaction the combined company’s Board of Directors will consist of 7 members and will be comprised as follows:

U.S. Securities and Exchange Commission

February 11, 2021

•

Pursuant to the Investor Rights Agreement, the HydraFacial Stockholders have the right to designate three of seven directors for so long as it holds at least 40% of the outstanding Vesper Class A Shares upon closing, two of seven directors for so long as it holds at least 15% of the outstanding Vesper Class A Shares upon closing and one of seven directors so long as it holds 10% of the outstanding Vesper Class A Shares upon closing . Based on the assumption that the HydraFacial Stockholders will hold at least 15% of the outstanding Vesper Class A Shares, the HydraFacial Stockholders have designated Brian Miller and Doug Schillinger as directors, one of which will serve on the Board’s Compensation Committee and Nominating and Corporate Governance Committee immediately following the Business Combination. In addition Vesper and the HydraFacial Stockholders have agreed that Michelle Kerrick and Clint Carnell have been designated as directors by Vesper, each of whom are current directors of HydraFacial will serve on the board of directors upon the close of the Business Combination.

•

Upon the close of the Business Combination, pending approval by the company’s shareholders as set forth in Proposal No. 5 in the preliminary proxy statement, the seven designated directors will be the directors of the merged entity. We expect that upon the closing of the merger, the HydraFacial Stockholders will retain at least 15% of the outstanding Vesper Class A Shares. To the extent that the HydraFacial Stockholders hold more than 40% of the Vesper Class A Shares, the HydraFacial Stockholder would be able to add a nomination.

•

Subsequent to the initial appointment of the directors, upon the end of each director’s term, subsequent nominations will be made by the Nominating and Corporate Governance Committee of the Board in accordance with the Bylaws and the Investor Rights Agreement. The election of any directors so nominated will continue to be subject to a shareholder vote.

Accordingly, the initial board of directors will be composed of two directors that are nominated by HydraFacial shareholders, and then two additional directors that are existing HydraFacial directors. As a result, four of the seven directors will be affiliated with HydraFacial. In addition, upon renewal of each director’s respective term, subsequent nominations will be subject to shareholder vote, and no one shareholder group will have a majority of the voting rights with the ability to contractually control the board of directors. Accordingly, this criteria is not a decisive factor given the specific Company facts and circumstances, however the Company believes this factor points to HydraFacial as the accounting acquirer given the composition of the initial board and due to the fact that going forward, no shareholder group will be able to contractually control the Board of Directors through their voting rights.

U.S. Securities and Exchange Commission

February 11, 2021

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Analysis: The composition of senior management and executive officers of the combined company is expected to be precombination senior management of HydraFacial with only the addition of Vesper’s current Chief Financial Officer as the HydraFacial Chief Strategy Officer, post-closing. As disclosed in the preliminary proxy statement, 3 of the 4 named officers of the expected executive management of the Company post-combination are existing HydraFacial executive officers (Clint Carnell, CEO and Director; Liyuan Woo, CFO; and Daniel Watson, EVP of Americas Sales). Of the executive officers and vice presidents of the Company post-combination, 8 out of 9 are existing HydraFacial employees. Accordingly, this factor points to HydraFacial as the accounting acquirer.

(e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Analysis: Not applicable. The share exchange ratio, including cash paid to the owners of HydraFacial, does not reflect the payment of a premium. Furthermore, as HydraFacial is a private company, the reliability of establishing a fair value of the Company outside of the Transaction is not as reliable. Thus, the fair value of the equity and cash exchanged by each entity is expected to be equivalent.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Analysis: The relative size and valuation of HydraFacial (e.g. valued at approximately $1 billion, generated $81.2 million and $166.6 million of revenue for the nine-months ended September 30, 2020 and year ended December 31, 2019, respectively; along with losses of $21.7 million and $1.6 million for the nine-months ended September 30, 2020 and year ended December 31, 2019, respectively; and had total assets of $223.7 million and $226.4 million as of September 30, 2020 and December 31, 2019, respectively) is larger than Vesper. Vesper was established as a non-operating “blank check” company established as a public investment vehicle and its assets primarily consist of cash and cash equivalents related to the proceeds ($460 million) raised from its IPO in October 2020, of which $424.8 million would be used to satisfy redemptions in a maximum redemption scenario. Accordingly, HydraFacial is significantly larger than Vesper, as indicated by its approximately $1 billion valuation. As such, this factor points to HydraFacial as the accounting acquirer.

Other factors - In addition to the factors from ASC 805 identified above, in practice, other relevant factors that would influence the determination of the accounting acquirer include (i) the combined entity’s name, (ii) the location of the combined entity’s corporate headquarters, and / or (iii) the combined entity’s ticker symbol.

U.S. Securities and Exchange Commission

February 11, 2021

Analysis: Management expects the name of the combined company to resemble that of HydraFacial, the combined company’s corporate headquarters will be based at the current HydraFacial headquarters and given that Vesper is a non-operating shell entity, the operations of HydraFacial will comprise the sole ongoing operations of the combined company. These factors all point to HydraFacial as the accounting acquirer.

As a result of the above factors, the Company concluded that HydraFacial is the accounting acquirer and Vesper is deemed the accounting acquiree as i) the existing shareholders of HydraFacial will have the largest minority voting interest in the combined company, ii) the operations of HydraFacial comprise the ongoing operations of the combined entity, iii) the majority of Board of Director appointees (4 out of 7) will be affiliated with HydraFacial, iv) senior management and executive officers of HydraFacial will largely be comprised of the senior management of the combined company, and v) the relative size of HydraFacial (based on valuation and operations) is significantly larger than Vesper.

Background of the Business Combination, page 145

7.	Please disclose the date that the initial public offering for the Company closed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amendment to include the date that the Company’s initial public offering closed.

8.

To the extent material, please expand the third paragraph in this section to describe all contacts with various parties during the evaluation by the Company of potential business combinations. Please disclose the number of companies that were contacted and the analysis and evaluation that was conducted with respect to each potential acquisition opportunity. Please describe in more detail how the potential acquisition opportunities were identified and the reasons for selecting HydraFacial as opposed to the alternatives transactions considered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amendment to include additional detail regarding the Company’s contacts with alternative business combination targets, its process for identifying alternative business combination opportunities and the analysis and evaluation that was conducted with respect to the alternative business combination targets considered by the Company, including the reasons for the selection of HydraFacial as opposed to the other potential targets.

9.

Please disclose who initiated the discussion on October 3, 2020 between Brenton L. Saunders and Brian Miller of Linden Capital Partners. Please also clarify the relationship between Linden Capital Partners and HydraFacial.

U.S. Securities and Exchange Commission

February 11, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amendment to state that Brenton L. Saunders initiated the discussion referenced in the Staff’s comment. In addition, a statement that Linden Capital Partners is the indirect holder of 93% of the equity interests of HydraFacial has been added to the disclosure on page 147 of the Amendment.

10.

Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	valuations; and

•	at what point other strategic alternatives were eliminated from consideration.

Response: In response to the Staff’s comment, the Company has expanded the disclosure throughout pages 146-152 of the Amendment. In particular, the revised disclosure includes additional information regarding the Company’s consideration of other strategic alternatives to the business combination, the material issues discussed by the parties, negotiations regarding the key terms in the transaction documents and the other matters referenced in the Staff’s comment to the extent applicable.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 150

11.

Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Please also include a description of the intrinsic valuation and other financial analyses prepared by the Company’s financial advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amendment to include additional detail regarding the material analyses the board relied upon in evaluating the financial aspects of the business combination. The Company respectfully advises the Staff that all of the analyses it considered supported the decision to proceed with the transaction.

U.S. Securities and Exchange Commission

February 11, 2021

Proposal No. 3, page 167

12.

Please revise to state specifically whether you have any plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of Class A stock that would be available as a result of the proposed increase in the number of authorized shares. If there are any such plans, please describe them.

Response: In response to the Staff’s comment, a statement that the Company currently does not have any plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of Class A stock that would be available as a result of the proposed increase in the number of authorized shares has been added to the disclosure on page 172 of the Amendment.

Company Overview, page 192

13.

We note the statement with regard to the internally generated NPS score for your company and that the score you generated is much higher than the NPS scores for other skin care regimens. Please disclose whether the other regimens referenced are similar to your products and whether the NPS scores for such regimens were generated by you or HydraFacial, the other party being rated, an independent third party, or another party on your behalf.

Response: The Company has added the disclosure requested by the Staff on page 206 of the Amendment

HydraFacial’s History, page 195

14.	Please identify the private equity firms that acquired HydraFacial in December 2016.

Response: The Company has added the identification requested by the Staff on page 209 of the Amendment.

Trademarks, Patents and Domain Names, page 200

15.

With respect to material patents, please describe the scope of your most significant patents and when they will expire. If you do not believe you hold any material patents, please revise your disclosure.

Response: The Company respectfully advises the staff of the scope of our most significant patents and the timing of their expiration. HydraFacial has several issued US patents directed to features of the HydraFacial MD® liquid-based skin exfoliation system. These issued patents include a patent, which will expire in 2026, directed to the manifold and console of the HydraFacial MD® system. Another set of these issued patents, which will begin to expire in 2026, are directed to skin treatment tips used in the HydraFacial MD® system. In response to the Staff’s comment, the Company has revised the disclosures on page 214 of the Amendment.

U.S. Securities and Exchange Commission

February 11, 2021

HydraFacial’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2019 and 2018, page 211

16.	Please describe in further detail the reasons underlying the increase in sales of delivery systems. Refer to Item 303 of Regulation S-K.

Response: The Company has added the language requested by the Staff on page 225 of the Proxy Statement.

Description of Securities, page 231

17.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. To the extent the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, a description of the exclusive forum provision of the Second Amended and Restated Certificate of Incorporation has been added to page 249 of the Amendment. In this description, the Company has clarified that this provision does not apply to actions arising under the Exchange Act. In addition, in response to the Staff’s comment, the Company has clarified that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and added a statement to page 249 of the Amendment to the effect that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

U.S. Securities and Exchange Commission

February 11, 2021

The Company notes that, by its terms, the exclusive forum provision of the Company’s Second Amended and Restated Certificate of Incorporation will apply only to (i) certain claims arising under state law (for which the exclusive forum is the Delaware Court of Chancery or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or, in the event that the federal district court for the District of Delaware does not have jurisdiction, other state courts of the State of Delaware), and (ii) claims arising under the Securities Act (for which the federal district courts are the exclusive forum). Accordingly, the Company respectfully advises the Staff that it does not believe further clarification is required either in the Company’s governing documents or in future filings with the Commission.

Beneficial Ownership of Securities, page 247

18.

Please revise the beneficial ownership table to identify the natural persons who are the ultimate beneficial owners of the shares held by LCP Edge Holdco, LLC. See Rule 13d-3 under the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company has revised the beneficial ownership table as requested by the Staff on pages 264-265 of the Amendment.

*                *                 *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Andrew R. Brownstein, Igor Kirman or DongJu Song of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

Wachtell, Lipton, Rosen & Katz

By:	/s/Andrew R. Brownstein
Name: Andrew R. Brownstein

cc:	Brenton L. Saunders, Chief Executive Officer, Vesper Healthcare Acquisition Corp.
Igor Kirman, Wachtell, Lipton, Rosen & Katz
DongJu Song, Wachtell, Lipton, Rosen & Katz